

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2024

Vladimir Ivanov
Reporting Person
Sky Data PLL OU
Ahtri tn 6a
Tallinn, Harju maakond
Estonia 10151

> **Re: Sky Data PLL OU**
> **Spectral Capital Corp.**
> **Schedule 13D Filed by Sky Data PLL OU and Vladimir Ivanov**
> **Filed June 28, 2024**
> **File No. 005-85576**

Dear Vladimir Ivanov:

We have conducted a limited review of the above-captioned filing and have the following comments.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D Filed June 28, 2024

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was April 25, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the April 25, 2024 event date, the Schedule 13D submitted on June 28, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Item 4, page 4

2. Please amend Item 4 of the Schedule 13D to include any plans or proposals which relate

to or would result in the enumerated items listed in subsections (a)-(j) of Item 4 of Schedule 13D. To the extent no plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist, please affirmatively so state. See Instruction A within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

<u>Item 7, page 5</u>

3.   Please amend Item 7 of the Schedule 13D to file a joint filing agreement, by which SKY and the Manager agree in writing that the Schedule 13D is filed on behalf of each of them, as an exhibit. See Rule 13d-1(k)(1)(iii) of Regulation 13D-G.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Shane Callaghan at 202-551-6977 or Nicholas Panos at 202-551-3266.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions